

December 28, 2012

Via U.S. Postal Service
J. Mike Stice
Chief Executive Officer
Access Midstream Partners, L.P.
900 NW 63rd St.
Oklahoma City, OK 73118

      Re: Access Midstream Partners, L.P.
              Form 10-K for the year ended December 31, 2011
              Filed February 29, 2012
              Form 10-Q for the quarter ended September 30, 2012
              Filed November 7, 2012
              File No. 001-34831

Dear Mr. Stice:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 62

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 63

1. We note your statement that the amount of revenue recognized in 2010 related to contractual minimum volume commitments included a one-time carry forward from 2009

of $17.2 million. Please explain to us in more detail what this amount represents and why it was appropriate under GAAP to recognize this revenue in 2010.

Liquidity and Capital Resources, page 67

Capital Requirements, page 70

2. We note your statement that you project adjusted EBITDA of $475 million for 2012. Please explain to us in detail how you have complied with Items 10(b) and 10(e) of Regulation S-K. If you wish to present a similar projection in future filings, please show us your proposed revisions to your disclosures.

Financial Statements and Supplementary Data, page 75

Note 2. Summary of Significant Accounting Policies, page 85

Equity Method Investments, page 87

3. We note that the equity method of accounting is used to account for the Partnership's interest in Appalachia Midstream through which the Partnership owns an approximate 47 percent interest in 10 gas gathering systems. We have the following comments:

- We note the financial statements of Appalachia Midstream that were included in your amended Form 8-K filed on February 14, 2012. It appears from these financial statements that Appalachia Midstream accounts for its 47 percent interest in these gas gathering systems under the proportionate consolidation method. If our understanding is correct, please explain the basis in GAAP for Appalachia Midstream's accounting, and explain why you reached a different conclusion resulting in your use of the equity method of accounting.

- Please also explain the method of accounting for these investments in the consolidated financial statements of Chesapeake Energy Corporation prior to the acquisition. If Chesapeake did not use the equity method of accounting, please explain the basis in GAAP for Chesapeake's accounting, and explain why you reached a different conclusion resulting in your use of the equity method of accounting.

4. Please tell us how you considered the need to provide separate financial statements for this equity method investment under Rule 3-09 of Regulation S-X. As part of your response, please provide us with your calculations of the significance tests.

Note 10. Unconsolidated Affiliates, page 101

5. We note your disclosure under the heading "Unconsolidated Affiliates' Financial Information." Please revise to also include the required information regarding results of operations as detailed in Rule 4-08(g) and Rule 1-02(bb) of Regulation S-X.

Form 10-Q for the quarter ended September 30, 2012

Financial Statements, page 1

Note 4. Long-Term Debt, page 8

6. We note your discussion on page 10 of the private placements of the 2021 and 2022 Notes. We also note that you filed a Form S-4 on February 10, 2012 to exchange these old 2021 and 2022 Notes for new registered 2021 and 2022 Notes. Please tell us whether this exchange was consummated. If so, please tell us why you do not discuss this exchange in your debt footnote, and also provide us with your analysis of compliance with Rule 3-10 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 29

Capital Requirements, page 32

7. We note your statements that for the current period growth capital expenditures totaled $466.8 million and maintenance capital expenditures totaled $55.5 million. Please tell us how these expenditures are reflected in your Condensed Consolidated Statement of Cash Flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief